07022952

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

April 24, 2007

File No.82-3300

RECEIVED
2007 APR 26 A 10:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 36	April 24, 2007	A media release regarding the result of the Court Convened Meetings of Equity Shareholders, Secured Creditors (including Debentureholders) and Unsecured Creditors of the Company in the matter of amalgamation of Indian Petrochemicals Corporation Limited with the Company

PROCESSED
MAY 02 2007
THOMSON FINANCIAL

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Assistant Vice President
Corporate Secretarial

Encl : a/a

dlw 4/27

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

April 24, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No.2272 3121 / 2272 3710

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No.2659 8237 / 38

Dear Sirs,

Sub: Scheme of Amalgamation

A Media Release issued by the Company on the result of the Court Convened Meetings of Equity Shareholders, Secured Creditors (including Debenture-holders) and Unsecured Creditors of the Company held on April 21, 2007, for approving the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with the Company is enclosed for your information and record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Assistant Vice President
Corporate Secretarial

Encl: As above.

Media Release

Reliance

Merger of Indian Petrochemicals Corporation Limited with Reliance Industries Limited approved unanimously by the Shareholders and Creditors

Mumbai, April 24, 2007: The shareholders and the Creditors of Reliance Industries Limited (RIL) have unanimously approved the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited (IPCL) with RIL.

In the Court convened meetings of Shareholders, Secured Creditors and Unsecured Creditors of RIL held on April 21, 2007, 99.90% of the shareholders present in person/proxies, representing 99.9994% of the total value of the equity shares held by them, voted overwhelmingly in favour of the Scheme of Amalgamation. Only 7 shareholders representing 0.0006% of the total value of shares voted against the Scheme. 100% of the Secured and Unsecured Creditors present in person/proxies voted in favour of the Scheme of Amalgamation.

The Company has filed the petition seeking approval of the Hon'ble High Court of Judicature at Bombay for sanction of the Scheme of Amalgamation.

Earlier, the Shareholders, Secured Creditors and Unsecured Creditors of IPCL had also overwhelmingly approved the scheme at the respective Court convened meetings held on April 14, 2007.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs 89,124 crore (US$ 20 billion), cash profit of Rs 13,174 crore (US$ 3 billion), net profit of Rs 9,069 crore (US$ 2 billion), net worth of Rs 49,804 crore (US$ 11 billion) and total assets of Rs 93,095 crore (US$ 20.9 billion).

RIL is the first and only private sector company from India to feature since 2004 *Fortune Global 500* list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL emerged in the world's 10 most respected energy/chemicals companies and amongst the top 50 companies that create the most value for their shareholders in a global survey and research conducted by PricewaterhouseCoopers and *Financial Times* in 2004. RIL also features in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies.

Corporate Communications
Maker Chambers IV
5th Floor, Nariman point
Mumbai 400 021, India
Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd@ril.com

END